SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For May 14, 2012

Commission File Number 1-14642

ING Groep N.V.

Amstelveenseweg 500

1081-KL Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on May 14, 2012.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 14 May 2012

ING Group AGM adopts 2011 Annual Accounts

The Annual General Meeting (AGM) of ING Groep N.V. today adopted the 2011 Annual Accounts.

In addition, the AGM appointed Wilfred Nagel as a member of the Executive Board. Wilfred will fulfil the role of Chief Risk Officer.

The AGM extended the appointment of Ernst & Young as the external auditor of the Company by two more financial years, with the assignment to audit the annual accounts of the financial years 2012 and 2013.

The AGM appointed Jan Holsboer, Yvonne van Rooy and Robert Reibestein to the Supervisory Board, the latter as per 1 January 2013, as previously announced.

Prior to the AGM Aman Mehta withdrew his nomination for reappointment as member of the Supervisory Board, after negative advice on this point from shareholder advisory groups over the number of board positions Aman Mehta holds. Therefore his membership of the Supervisory Board has ended as of the end of today’s AGM. ING regrets the decision by Aman Mehta, and thanks him for his valuable contributions over the last years.

After the AGM, the Supervisory Board of ING Group consists of:

Jeroen van der Veer, Chairman	Piet Klaver
Peter Elverding, Vice-Chairman	Joost Kuiper
Tineke Bahlmann	Robert Reibestein*
Henk Breukink Jan Holsboer	Yvonne van Rooy Lodewijk de Waal
Sjoerd van Keulen	Luc Vandewalle

* as of 1 January 2013

Press enquiries	Investor enquiries
Carolien van der Giessen	ING Group Investor relations
+31 20 576 6386	+31 20 576 6396
Carolien.van.der.Giessen@ing.com	Investor.relations@ing.com

CORPORATE COMMUNICATIONS

ING PROFILE

ING is a global financial institution of Dutch origin, offering banking, investments, life insurance and retirement services to meet the needs of a broad customer base. Going forward, we will concentrate on our position as an international retail, direct and commercial bank, while creating an optimal base for an independent future for our insurance and investment management operations

IMPORTANT LEGAL INFORMATION

Certain of the statements contained in this document are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the risk factors section contained in the most recent annual report of ING Groep N.V.

Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld

H. van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen

C. Blokbergen
Head Legal Department

Dated: May 14, 2012